FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

THE COMPANY

1.	Name of issuer:	VERSEBOOKS, INC.

ELIGIBILITY

2.	☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.	Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4.	Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Delence A. Sheares Sr.
Dates of Board Service:	10-15-2020 - Present
	Chairman of Board
Principal Occupation:	VerseBooks, Inc.
Employer:	10-15-2020 - Present
Dates of Service:	Music Blockchain Technology App Services
Employer's principal business:	Delence A. Sheares Sr.
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	No prior positions held with issuer

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300.00**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100.00**

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Fight Tyme Promotions, Inc.
Employer's principal business:	Broadcast/Streaming Technology
Title:	Chairman of Board
Dates of Service:	2016 - Present
Responsibilities:	Lead Developer of technology services and oversaw all operations and business development

Name:	Ryan Larry
Dates of Board Service:	10-15-2020 - Present
Principal Occupation:	President of Board
Employer:	VerseBooks, Inc.
Dates of Service:	10-15-2020 - Present
Employer's principal business:	Music Blockchain Technology App Services
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	No prior positions held with issuer
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Bloodhound Entertainment, LTD
Employer's principal business:	Entertainment, Music Distribution, & Events
Title:	Owner/Operator
Dates of Service:	2005 - Present
Responsibilities:	Brokering entertainment deals, facilitating and coordinating corporate and private events, intellectual property management
Employer:	Roselarry Investments, Inc.

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300.00**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100.00**

Employer's principal business:	Real Estate Investment
Title:	CEO
Dates of Service:	2013 - Present
Responsibilities:	Real estate investments, acquisitions management, and asset management

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Delence A. Sheares Sr.
Title:	CEO
Dates of Service:	10-15-2020 - Present
Responsibilities:	Direct the company in keeping with the vision outlined for the company by the Board of Directors
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	No prior positions held with issuer
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Fight Tyme Promotions, Inc.
Employer's principal business:	Broadcast/Streaming Technology
Title:	Founder, Chairman of Board, & CEO
Dates of Service:	2016 - Present
Responsibilities:	Lead Developer of technology services and oversaw all operations and business development
Employer:	Eco Tech Living, LLC
Employer's principal business:	Technology Development Company
Title:	Owner

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300.00**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100.00**

Dates of Service:	2018 - Present
Responsibilities:	Lead Developer of technology services and oversaw all operations and business development
Employer:	DripDocs Telehealth, Inc.
Employer's principal business:	Medical TeleHealth Technology Platform & Services
Title:	CTO
Dates of Service:	2020 - Present
Responsibilities:	Lead Developer of technology services

Name:	Ryan Larry
Title:	President
Dates of Service:	10-15-2020 - Present
Responsibilities:	The president is tasked with providing strong leadership for the company by working with the board and other executives to establish short and long-term goals, plans and strategies. They are responsible for presiding over the entire workforce and they will manage budgets and make sure resources are allocated properly.
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	No prior positions held with issuer
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Bloodhound Entertainment, LTD
Employer's principal business:	Entertainment, Music Distribution, & Events
Title:	Owner/Operator
Dates of Service:	2005 - Present

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300.00**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100.00**

Responsibilities:	Brokering entertainment deals, facilitating and coordinating corporate and private events, intellectual property management
Employer:	Roselarry Investments, Inc.
Employer's principal business:	Real Estate Investment
Title:	CEO
Dates of Service:	2013 - Present
Responsibilities:	Real estate investments, acquisitions management, and asset management

PRINCIPAL SECURITY HOLDERS

6.	Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	*No. and Class of Securities Now Held*	*%Voting Power Prior to Offering*
Delence A. Sheares Sr.	Common Class A Shares 4,000,000	40%
Ryan Larry	Common Class A Shares 6,000,000	60%

.

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.	Describe in detail the business of the issuer and the anticipated business plan of the issuer.





We are the platform revolutionizing the music creation process powered by blockchain technology. VerseBooks is the answer to virtual collaborations connecting producers, songwriters, artists, labels, and publishing rights organizations. Our proprietary software application enables the collaboration, creation, registration, licensing, and distribution of musical content all in one platform from anywhere in the world. Everyone has a piece of a song; we connect them together!

VerseBooks features a unique social media network with the niche focus of bringing together members of the music and entertainment communities to create content in a new and exciting way. Using our VersePools premium feature users can create special groups to collaborate on songwriting and/or production and manage the distribution of publishing rights, royalties, and sync licensing.

©2020 Proprietary and Confidential. All Rights Reserved.

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300.00**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100.00**







VerseBooks
Write. License. Earn.

DEVELOPMENT ROADMAP
Develop Website
Beta Completed
HipHop Coins
ERC-20 token smart contract completed and deployed
VerseBooks
Develop iOS Beta App
Beta 50% Completed
Develop Android Beta App
Beta 50% Completed
©2020 Proprietary and Confidential. All Rights Reserved.

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

DEVELOPMENT ROADMAP

VerseBooks has successfully created 1,000,000,000 HipHop coin by deploying a smart contract on the Ethereum blockchain as an ERC-20 standard utility token. A utility token is a digital token of cryptocurrency that is issued in order to fund development of the cryptocurrency and that can be later used to purchase a good or service offered by the issuer of the cryptocurrency (VerseBooks).



 Secure

 Fast

 Global

 Trusted

DEVELOPMENT ROADMAP

Users can currently purchase HipHop coins within the VerseBooks platform and store their HipHop coins in their digital wallet once the HipHop coins are purchased. HipHop coins stored within users' wallets are secured and accessible solely in the users' wallets on the Ethereum blockchain. HipHop coins are also compatible and can be sent to any cryptocurrency or digital wallet that supports Ethereum.



 Send & Receive

 Store

 Trust

Download on App Store
Download on Google Play

 Eidoo

Download on App Store
Download on Google Play

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00















PROBLEM
Meet Jason
Jason writes fire lyrics but has no talent to perform them...
Meet Ashley
Ashley writes amazing hooks but is too shy to record them...
Meet Kapp
Kapp has a book of verses that didn't make his album...
Meet Larry
Larry has crazy rapping ability but can't write songs...
©2020 Proprietary and Confidential. All Rights Reserved.

VerseBooks
Everyone has a piece of a song...
We connect them together.
©2020 Proprietary and Confidential. All Rights Reserved.

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300.00**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100.00**











JOIN THE SOLUTION
Music Artist Focused Social Media Community
Powered by Blockchain
Smart Contract Integration
Register Music Publishing Rights
VerseBooks
License your next Verse
Get Started
Discover Talent
License Verses
License Songs
License Hooks
Search by Genre/Mood
Search by Lyrics
©2020 Proprietary and Confidential. All Rights Reserved.
VerseBooks

MILLENNIALS ARE REDEFINING THE MUSICAL CREATIVE PROCESS
Empowered by technology, the rising generation has new needs and behaviors.
TECH ENABLED
SHARING
ENTREPRENEURIAL
COMMUNITY FOCUSED
VerseBooks

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300.00**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100.00**









CREATING A NEW ECOSYSTEM
FOR MUSIC LICENSING
PLATFORM
Easy to Use Platform
Internationally Accessible
Freemium Membership Level
Premium Membership Levels
©2020 Proprietary and Confidential. All Rights Reserved.

CREATING A NEW ECOSYSTEM
FOR MUSIC LICENSING
COMMUNITY
VersePools, ciphers, and more
Demos, panels, and events
Education, inspiration, connections
©2020 Proprietary and Confidential. All Rights Reserved.

FP: truCrowd
VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300.00**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100.00**









CREATING A NEW ECOSYSTEM FOR MUSIC LICENSING
SERVICES
Publishing Services
Music Licensing Services
Distribution Services
Blockchain Services & Fully Integrated Digital App
©2020 Proprietary and Confidential. All Rights Reserved.

HOW BLOCKCHAIN WORKS
ARTIST UPLOADS CONTENT
USER SEES RELEVANT MUSIC
TRANSACTION VISIBLE ON BLOCKCHAIN
ARTIST EARNS 100% OF REVENUE
USERS PAY WITH
DATA PUBLISHED THROUGH P2P NETWORK
©2020 Proprietary and Confidential. All Rights Reserved.

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

OUR TARGET MARKET

"91 Percent of All Artists Are Completely Undiscovered. The universe of artists can be broken into five stages based on the total size of their fan base, from Undiscovered (you probably haven't heard of them) all the way to Epic (you have probably heard too much of them). But we're talking hundreds of thousands of artists here. And while Promising artists are no longer benchmarking themselves against a pool that includes the likes of Taylor Swift and Justin Bieber, we can take an even deeper look inside each of these stages and tease out three separate insightful patterns of behavior." - DigitalMusicNews.com | NBS Report


ARTIST DISTRIBUTION
UNDISCOVERED
DEVELOPING
MID-SIZED
MAINSTREAM
MEGA
6.8%
0.9%
0.2%
90.7%
1.4%

OUR TARGET CUSTOMER

• Songwriters • Producers • Artists



VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300.00**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100.00**

GLOBAL MARKET
Strengths
• Patent pending technology
• First to market position
• Blockchain technology integration
• Extremely user friendly interface
• Personalization user create their own VerseBooks
S
W
Weaknesses
• Smaller Company / Less Capital
• Limited offline use
• Free subscription plan is less profitable using CPM
• Initial users will have less content to license as we grow our user base content will increase
Opportunities
• Create strong brand recognition and loyalty
• Potential to partnership with social media networks and other tech companies such as marketing channels for mutual benefits
• Large potential customer/user target market
O
T
Threats
• Other larger music companies or labels with more capital and industry relationships may attempt to develop a similar service or technology as a second mover in this space
VerseBooks

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00



FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

GLOBAL MARKET

$20.2bn (2019)

The global recorded music industry generated $20.2bn in wholesale revenues – that's the money making its way back to labels and artists – in 2019.This figure was up 8.2% on the prior year ($18.7bn), according to official industry data revealed in the latest IFPI Global Music Report on (May 4, 2020). Bright spots for record companies in 2019 included a softening of physical music revenue declines – down by just 5.3% year-on-year to $4.4bn.This physical fall was more than offset by growth in streaming formats (including video and audio), which generated $11.4bn last year, up 22.9% YoY.Money generated by streaming accounted for more than half (56.1%) of all global recorded music revenues.The number of paid streaming accounts globally rose to 341 million, up 33.5% year-on-year (i.e. up 86m from 255m in 2019). Previous IFPI reports have suggested that the number of users of paid-for subscription services grew from 176m in 2017 to 255m in 2018 – a jump of 79m.



GLOBAL MARKET

The industry's total worldwide annual streaming revenue haul ($11.4bn) in 2019 was up by $2.2bn on the same figure from 2018 ($9.2bn), which in turn was up by $2.7bn on 2017 ($6.5bn).This tells us that annual growth in overall streaming revenues (across audio/video and ad-supported/paid) slowed in 2019, down by $500m on the prior year. Growth in overall record industry revenues (across streaming, physical, download, sync etc.) also slowed year-on-year: in 2018, this figure was up by $1.7bn (to $18.7bn); in 2019, it was up by $1.5bn (to $20.2bn).The IFPI hasn't today delivered a specific paid streaming revenue figure to media, but we can figure it out: the org's data shows that 42% of the $20.2bn industry total last year came from paid subscriptions – equating to circa $8.48bn. Using this figure ($8.48bn), we can ascertain that the average paid music streaming subscriber globally in 2019 (341m) paid $24.87 a year, or $2.07 per month, for their account.The industry's global paid streaming revenue haul was up 24.1% year-on-year, says IFPI – suggesting that it grew from approximately $6.83bn in 2018 to $8.48bn in 2019.We can therefore use this number to estimate that the average music streaming subscriber in 2018 ($6.83bn / 255m subs) was paying $26.78 a year, or $2.23 per month.



VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300.00**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100.00**



GLOBAL MARKET
As regards the money coming through the door, IFPI says that Latin America was the world's fastest-growing region in percentage terms in 2019, up 18.9%.Within LATAM, Brazil grew by 13.1%, Mexico by 17.1% and Argentina by 40.9%.Europe, the world's second-largest region, grew 7.2% – after being almost flat in 2018 – with UK (+7.2%), Germany (+5.1%), Italy (+8.2%) and Spain (+16.3%) all reporting strong growth.The world's biggest recorded music market in 2019 was the USA, followed by (in order) Japan, the UK, Germany, France, South Korea and China.As previously reported, the biggest revenue-generating artist of the year, globally, was Taylor Swift (pictured).The biggest album was 5×20 All the BEST!! 1999-2019 by Japan's ARASHI, followed by Swift's Lover.The biggest single was Billie Eilish's Bad Guy, followed by Lil Nas X's Old Town Road.
©2020 Proprietary and Confidential. All Rights Reserved.
VerseBooks



VerseBooks
A Song is a terrible thing to waste.
©2020 Proprietary and Confidential. All Rights Reserved.
VerseBooks



FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300.00**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100.00**































ESTABLISH IN KEY MARKETS
ATLANTA
NEW YORK CITY
BOSTON
AUSTIN
CHICAGO
TOKYO
LOS ANGELES
SEATTLE
LONDON
NASHVILLE
DETROIT
MUMBAI
VerseBooks

MARKETING CHANNELS
Our marketing strategy is to engage our target customers via social media platform marketing campaigns using a combination of paid advertising, contests, influencer marketing, and strategic partnerships with the following social media and streaming platforms while targeting their user base.
TRILLER
SNAPCHAT
TIKTOK
VERSEBOOKS
YOUTUBE
INSTAGRAM
SPOTIFY
FACEBOOK
VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

REVENUE MODEL
In-App Revenue
Buy HipHop Coins to access users' VerseBooks
Blockchain ERC-20 Tokens which will be sold as utility tokens at market rate to VerseBook users and the cryptocurrency community. HipHop Coins are the in app currency used to access premium features in VerseBooks.
Paid Premium Subscriptions
Reoccurring Weekly, Monthly or Annual subscriptions that will be sold to VerseBooks users.
2% Transaction Fee
Each transaction processed by users on the VerseBooks platform will be accessed a 2% Transaction fee by the VerseBooks platform.
CPM Ad Revenue
Cost per thousand (CPM) is a marketing term used to denote the price of 1,000 advertisement impressions on one web page or app such as banner ads, video ads, etc.
©2020 Proprietary and Confidential. All Rights Reserved.
VerseBooks











PROJECTED REVENUE
5 Year Projections
$70m
$60m
$50m
$40m
$30m
$20m
$10m
$0
$300k
$1m
$5m
$10m
$30m
$60m
Beta
Year 1
Year 2
Year 3
Year 4
Year 5
VerseBooks





FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00





FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00









PROJECTED USERS
Users Per Plan Type I Beta Stage (100K Total Users)
Verse Free
Verse Basic
Verse Now
Verse Pro
97%
2%
0%
1%
VerseBooks

PROJECTED USERS
Users Per Plan Type I Year 1 (1M Total Users)
Verse Free (920K)
Verse Basic (50K)
Verse Now (20K)
Verse Pro (10K)
92%
5%
2%
1%
VerseBooks

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00


PROJECTED USERS
Users Per Plan Type I Year 2 (3M Total Users)
Verse Free (2.7M)
Verse Basic (210K)
Verse Now (60K)
Verse Pro (30K)
90%
7%
2%
1%


PROJECTED USERS
Users Per Plan Type I Year 3 (6M Total Users)
Verse Free (5.04M)
Verse Basic (660K)
Verse Now (240K)
Verse Pro (60K)
84%
11%
4%
1%

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00


PROJECTED USERS
Users Per Plan Type I Year 4 (12M Total Users)
Verse Free (9M)
Verse Basic (2.4M)
Verse Now (480K)
Verse Pro (120K)
20%
4%
1%
75%
VerseBooks


PROJECTED USERS
Users Per Plan Type I Year 5 (24M Total Users)
Verse Free (14.88M)
Verse Basic (7.2M)
Verse Now (1.44M)
Verse Pro (480K)
30%
6%
2%
62%
VerseBooks

FP: truCrowd
VerseBooks
VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300.00**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100.00**









CORE TEAM
Delence A. Sheares Sr. | Co-Founder & CEO
Mr. Sheares has a dynamic experience in C-Level management in his former position as CEO of Fight Tyme. Delence also is the lead developer of the VerseBooks platform and has experience in the music industry.
Ryan Larry | Co-Founder & President
Mr. Larry has had a successful career managing and developing music industry talent such as Trippie Redd as a music executive; in addition to his high level of experience in marketing and promotions.
©2020 Proprietary and Confidential. All Rights Reserved.
VerseBooks

VerseBooks
www.VerseBooks.com

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

The SEC requires the company to identify risks that are specific to its business and its financial condition.

The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

- negative publicity; or
- exposure to liability claims.

Any one or more of the foregoing occurrences could have a material adverse effect on our business, financial condition and results of operations, or could cause our business to fail.

We may fail if our c• Crowdfunding for early stage companies is relatively new. Crowdfunding (defined as online offerings of the securities of early stage companies to retail investors) is a relatively new industry that has only started to develop with the SEC's adoption of Regulation A+ in June 2015 and Regulation Crowdfunding on May 16, 2016. Early stage companies may be slow to adopt crowdfunding as a method of capital formation, which would mean fewer deals for investors to choose from and less research for us to prepare. Alternatively, investors may be slow to adopt crowdfunding as a viable investment substitute, which would mean fewer early stage companies raising

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

VerseBooks

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

money and a smaller potential customer base. As a result, a risk exists that we acquire fewer customers or acquire customers at a slower pace than we anticipate.

• **Will there be sufficient market for our products and at what price point?** We will only succeed if there is sufficient demand for our independent research. Subscribers must believe that our product enables them to make better investment decisions, enhances their knowledge of early stage investing, makes the investment and due diligence process more time efficient, and/or provides a more convenient investing experience. Moreover, they must be willing to continue to pay for subscriptions at a level that allows the company to generate a profit.

• **This is a brand-new company.** We were formed in 2019, have only recently launched our website, and have no revenues. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date.

• **We compete with other companies.** A number of competitors exist that either provide online content supporting the crowdfunding industry or aggregate available deals. Not all of these companies currently charge for their services. Currently, no identified competitors exist that are providing this spectrum of services. As crowdfunding grows in popularity, these competitors and other companies may directly compete with us, as limited barriers to entry exist at this point.

• **Our accountant has included a "going concern" note in its review report.** We may not have enough funds to sustain the business until it becomes profitable. Our ability to remain in business is reliant on either generating sufficient cash flows, raising additional capital, or likely a combination of the two. Additionally, even if targeted funds are raised, it is likely that we will need to raise additional funds in the near future.

• **We depend on a small management team.** We depend on the skill and experience of Ryan Larry and Delence Sheares Sr.. Each has a different skill set. Delence is also currently working for the company full-time. Delence and Ryan also have responsibilities to other companies and are not currently paid employees. If Regulation Crowdfunding is adopted quickly as a viable way to raise money and demand for our product is high, our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

• **We are controlled by our officers and directors.** Our officers and directors currently hold all of our voting stock, and at the conclusion of this offering will continue to hold a majority of the company's common stock. Investors in this offering will not have the ability to control a vote by the stockholders or the board of directors.

• **The company will need to raise additional money in the future.** We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will lose your investment. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently cannot predict. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms.

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

• **It is difficult for us to accurately predict our earnings potential.** Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

• **We could become subject to regulation.** Our business model involves the use of blockchain technology and cryptocurrency which is also regulated by the SEC. Currently our crypto currency tokens are utilized as a utility token and have no current market value at the filing of this offering. As crowdfunding grows, the SEC or other securities regulators may determine that business models which include blockchain or crypto currency such as ours that engage with crowdfunding investors should be regulated with additional compliance requirements.If we do become subject to regulation, we do not know the time and expense it would take to
manage compliance issues.

An investment in the Company's securities involves substantial risk. Prospective investors should consider carefully the factors referred to below as well as others associated with their investment. In addition, this Memorandum contains forward-looking statements regarding future events and the future financial performance of the Company that involve significant risks and uncertainties. Investors are cautioned that such statements are predictions and beliefs of the Company, and the Company's actual results may differ materially from those discussed herein. The discussion below includes some of the material risk factors that could cause future results to differ from those described or implied in the forward looking statements and other information appearing elsewhere in this Memorandum. If any of the following risks, or any additional risks and uncertainties not listed below and not presently known to us, actually occur, our business could be harmed or fail. In such case, you may lose all or part of your Investment.

General Risks Associated with an Early Stage Company

As a new company we have a limited operating history. The Company was organized on October 15, 2020. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by prerevenue companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, manufacture our products, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

We expect losses in the foreseeable future. Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we ever generate revenues, or have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model. For example, we may hire additional employees, expand information technology systems, and lease more space for our corporate offices. In addition, we plan to significantly increase our operating expenses to:

● fully develop and broaden our technology and product offerings;
● acquire customers/tenants

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

● explore opportunities and alliances with other companies; and
● facilitate business arrangements.

Our success is dependent on our key personnel. We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

Our efficiency may be limited while our current employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

The Company may require additional financing to support working capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

If the Company incurs commercial debt, there may be risks associated with such borrowing. If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Many of our competitors have greater brand recognition and greater financial, marketing and other resources. Many of our competitors have greater brand recognition, and greater financial, marketing, and other resources than the Company. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

Management has broad discretion as to the use of proceeds. The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering and the Debt Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

Management has voting control of the Company. Management of the Company presently holds a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

Company, the current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

Business may not grow as planned. The Company's ability to penetrate and expand markets for its products is dependent on its ability to maintain successful relationships with distributors and retailers. The Company's product will represent a small portion of any one of the distributors and retailers product line and the Company will be limited in its ability to incentivize and motivate distributors and retailers to manage and sell the Company's product vs. the potential resources of competitors. Beyond the Company's limited financial means to incentivize distributors and retailers, other external factors such as the level of demand, product pricing and production levels will affect the level of distribution. All of these factors with play a key role in the success of the Company, and if the business does not grow as planned, investors could be at risk of losing their investment due to the potential unsuccessful nature of the Company.

Risks Associated with the Business of the Company

You can lose 100% of your investment. Many small business startups like the Company fail. Real estate is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

Failure to adapt to technological changes may render our technology obsolete or decrease the attractiveness of our solutions to our customers. Although we believe our current technology and processes will be suitable for operations well into the foreseeable future, if new industry standards and practices emerge, or if competitors introduce new solutions embodying new services or technologies, our technology and processes may become obsolete. Our future success will depend in part on our ability to:
- fully develop and enhance our blockchain music licensing technology;
- develop and potentially license new solutions and technologies that address the needs of our prospective customers; and
- respond to changes in industry standards and practices on a cost-effective and timely basis.

We must continue to enhance the features and functionality of our technology and product offerings. The effective performance, reliability and availability of our technology and product offerings are critical to our reputation and our ability to attract and retain users and customers. If we do not continue to make investments in product development and, as a result, or due to other reasons, fail to attract new and retain existing customers and investors, this could significantly decrease the value of our products and services to all customers and stakeholders. There can be no assurance that we will be successful in developing, marketing and selling new products and services that meet changing demands,that we will not experience difficulties that could delay or prevent the successful development,

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

introduction, and marketing of these products and services, or that any new products and services and their enhancements will adequately meet the demands of the marketplace and achieve market acceptance.

We may experience defects and system failures with respect to our technology solutions, which would harm our business and reputation and expose us to potential liability. Our new blockchain music licensing technology and product is based on sophisticated software and hardware systems, and we may encounter delays when developing new technology solutions, products and services. Further, the technology solutions underlying our products and services may in the future contain undetected errors or defects when first introduced or when new versions are released. In addition, we, or our customers, may experience difficulties in installing or integrating our technologies on platforms (such as iPhones and other smart phones) used by our customers. Defects in our technology solutions, errors or delays in development of our technology and products, or other difficulties could result in:

- interruption of business operations;
- delay in market acceptance;
- additional development and remediation costs;
- diversion of technical and other resources;
- loss of customers;

Competitors develop and deploy superior blockchain music licensing technology and product offerings. As the market for smart second screen products and services grows, we expect that competition will intensify. Barriers to entry are relatively minimal, and competitors can offer products and services at a relatively low cost. We must compete for a share of a customer's purchasing budget for such products. Several companies offer competitive solutions that compete with our products and services. We expect that additional companies will offer competing solutions on a stand-alone or combined basis in the future. Furthermore, our competitors may offer products or services that are superior to, or have greater market acceptance than, the solutions that we offer. If we are unable to compete successfully against our competitors and/or other products, we may fail.

We operate in intensely competitive and dynamic industries, and our ability to successfully compete and continue to grow our business depends on our ability to respond quickly to market changes and changing technologies and to bring competitive new solutions and services to market in a timely fashion. The market for blockchain and crypto currency is intensely competitive, dynamically evolving and subject to rapid technological and innovative changes. Development of new proprietary technology or products is complex, entails significant time and expense and may not be successful. We cannot guarantee that we will be able to introduce new solutions or products on schedule, or at all, nor can we guarantee that such solutions or products will achieve market
acceptance. Moreover, we cannot guarantee that errors will not be found in our new solution releases or products before or after commercial release, which could result in solution or product delivery redevelopment costs, harm to our reputation, lost sales, license terminations or renegotiations, product liability claims, diversion of resources to remedy errors and loss of, or delay in, market acceptance.

Other economic and public health conditions in the markets in which we operate, including rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or third party conduct could negatively impact our business. Various economic and public health conditions can have a significant negative impact on our business such as the COVID-19 pandemic. Economic conditions may also be negatively impacted by terrorist attacks, wars and

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300.00**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100.00**

other conflicts, increases in critical commodity prices, or the prospect of such events. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our revenues and profitability.

In addition to experiencing potentially lower or no revenues from our products during times of economic difficulty, in an effort to maintain sales during such times we may need to reduce the price of our products, increase our promotional spending, or take other steps to encourage consumer purchases of our products. Those steps may lower our net revenues, if any, decrease our operating margins, increase our costs and/or lower our profitability, to the extent it is ever achieved.

If our technology or products are found to infringe the proprietary rights of others, we may be required to change our business practices or redevelop our products, and may also become subject to significant costs and monetary penalties. As our technology and products develop, we may become increasingly subject to infringement claims. We are developing proprietary technologies, processes, software, and products relating to the music and blockchain industries. Although reasonable efforts will be taken to protect the rights to our intellectual property, the complexity of international trade secret, copyright, trademark and patent law, coupled with our limited resources and thedemands of quick delivery of products and services to market, create risk that our efforts will prove inadequate. Further, the nature of the VerseBooks business demands that considerable detail about our innovative products be exposed to competitors. We also may license technology from third parties and it is possible that it could become subject to infringement actions based upon the technology licensed from those third parties. We will generally obtain representations as to the origin and ownership of such licensed technology; however, this may not adequately protect us. Any claims, whether with or without merit, could:

- be expensive and time-consuming to defend;
- cause us to cease making, licensing or using technology that incorporate the challenged intellectual property;
- require us to redesign our products, if feasible;
- divert management's attention and resources; and
- require us to enter into royalty or licensing agreements in order to obtain the right to use necessary technologies.

If we incur costly litigation and our personnel are not effectively deployed, the expenses and losses incurred may increase, and our business will suffer material adverse effects, or may fail.

Team risks. Our core strategic team is small, consisting of two co-founders, but our key activities (e.g., R&D and operations) are partially outsourced to third parties, though closely managed. The two co-founders have developed a collegial and effective working relationship through a considerable time of working together. To mitigate team risk, we will seek to internalize key activities as a direct result of additional financing.

Indebtedness of the Issuer. See attached financial documents.

Risks Associated with an Investment in Securities Best efforts offering. This Offering is being made on a "best efforts" basis with no minimum number of Shares required to be sold. As subscriptions are accepted (and any required rescission periods expire), the subscription funds will be available for use by the Company immediately for

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

its intended use of proceeds. Subscriptions are irrevocable (after expiration of any rescission period) and subscribers will not have the opportunity to have their funds returned notwithstanding any future lack of success in recruiting other investors. Accordingly, initial subscribers will necessarily have a greater degree of risk. The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that any number of Shares are sold and proceeds will be realized by the Company.

Shares are not guaranteed and could become worthless. The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.

Future capital needs; Dilution. The Company believes that the net proceeds of the Offering of the Shares will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future, assuming that it sells all 1,070,000 Shares offered hereby and that the revenue forecasts for the first 12 months are substantially achieved. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.

The Shares are restricted securities and a market for such securities may never develop.
Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Shares will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time.

Additional unforeseen risks. In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/its investment.

(4) We are subject to government regulations.
Aspects of our business and our products will be regulated at the local, state, and federal levels. Our products may be subject to state, local and Federal environmental laws and regulations, including those relating to the handling and storage of hazardous materials. We and our products will also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

(5) Our future revenue and operating results are unpredictable and may fluctuate significantly.

It is difficult to accurately forecast MobileSpike revenues and operating results and they could fluctuate in the future due to a number of factors. These factors may include: MobileSpike' ability to develop and make profitable products; generate cash flow from consulting services; the amount and timing of operating costs; competition from other market participants that may reduce market share and create pricing pressure; and adverse changes in general economic, industry and regulatory conditions and requirements. MobileSpike' operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant.

(9) Our aggressive growth strategy may not be achievable.

For the foreseeable future, we intend to pursue an aggressive growth strategy for the expansion of our business, and our future operating results will depend largely upon our ability to adequately capitalize our company and develop successful products, find suitable investments and acquisitions, develop our business, build key relationships and successfully develop and manage our business. Our ability to grow will depend upon many factors, including our ability to identify and invest in businesses that have products and services that are in demand, to identify and enter new markets, and to obtain adequate capital resources on acceptable terms. Any limitations on our ability to accomplish any of these and other goals will have a material adverse effect on our business, results of operations, and financial objectives. There is no assurance that our operations will be successful or achieve anticipated or any operating results.

(15) Our pro forma financial statements rely on assumptions that may not prove accurate.

Certain pro forma financial information may be provided to prospective investors for illustrative and informational purposes only. In preparing the pro forma financial statements, we have made certain assumptions concerning our business and the market, which may not be accurate.

(17) Actual results may vary from any projection we present.

We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

(20) Incidents of hacking, identity theft or cyberterrorism may adversely impact our operations.

Our business operations are and will continue to be dependent upon digital technologies, including information systems, infrastructure and cloud applications. The maintenance of our financial and other records is also dependent upon such technologies. The U.S. government has issued public warnings that indicate that such business information technology might be specific products of cyber security threats, including hacking, identity theft and acts of cyberterrorism. Our critical systems or the systems of our products may be vulnerable to damage or interruption from earthquakes, storms, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm the systems. Many of these systems will not be fully redundant, and disaster recovery planning cannot account for all eventualities. Deliberate attacks on, or unintentional

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

events affecting, our systems or infrastructure, the systems or infrastructure of third parties or the cloud could lead to corruption or loss of our proprietary data and potentially sensitive data, delays in our operations, difficulty in completing and settling transactions, challenges in maintaining our books and records, environmental damage, communication interruptions, other operational disruptions and third party liability. Further, as cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents or natural disasters.

(21) We may not have adequate insurance.
Adequate insurance to cover product liability claims and other risks related to our business may not be available, or available only at an unacceptable cost. There can be no assurance that we will be able to obtain adequate insurance coverage or that it can be obtained at reasonable cost. As protection against such risks, we plan to secure and maintain insurance coverage against some, but not all, potential losses. Even if our insurance is adequate and customary for our industry, losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage.

(22) Management may have significant conflicts of interest.
Management and certain affiliates will devote as much of their time to the business of the Company as they believe, in their sole judgment, is reasonably required. Accordingly, there may be conflicts of interest between investments made by the Company and other investments or business ventures in which management or affiliates are participants. Any agreement between the Company and the management and affiliates shall contain terms at least as favorable to the Company as the fair market terms offered by other similar companies to third-party providers of comparable services.

(24) Conflicts of interest may result due to affiliates of management providing services to the Company.
The management and persons and entities affiliated with the management may be appointed or utilized to provide services for investments in which the Company invests. Therefore, the selection of investments may be influenced by the ability of the management and its affiliates to provide other services. Moreover, the management and its affiliates may profit from investments even where the Company loses all or a portion of its investment.

(26) Certain future relationships have not been established.
The Company has established and will establish certain relationships with others. We will need to maintain such relationships and, in some cases, establish new ones or replace existing ones. There will be several agreements and documents that remain to be negotiated, executed, and implemented with respect to certain aspects of our planned operations. In some cases, the parties with whom we would need to establish a relationship may not yet be identified. If we are unable to enter into these agreements or relationships on satisfactory terms, our operations could be delayed or curtailed, expenses could be increased, and profitability and the likelihood of returns to Shareholders could be adversely affected.

(27) Key Employees do not have Employment Agreements.
As of the date of this Offering Statement, none of the executive management are under employment contracts. It is anticipated that upon completion of this offering key personnel will enter into employment contracts with the Company. Members of the executive management team will take draws, from time to time, and executives will become salaried once the Company has raised sufficient capital.

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

(28) The purchase price of the Shares has been arbitrarily determined and may not reflect their actual value.

The purchase price of the Shares has been arbitrarily determined and is not the result of arm's length negotiations. It has been determined primarily by our perceived working and investment capital needs and bears no relationship to any established criteria of value such as book value or earnings per share, or any combination thereof. Further, the price is not based on past earnings of the Company, nor does the price necessarily reflect the current market value of the Company. No valuation or appraisal of the Company's potential business has been prepared.

(31) There is no public market for the Shares and you will have to hold your Shares indefinitely, subject only to a private sale to a qualified counterparty that is exempt from registration, or a registration of your common shares, or a sale of the business.

Currently, there is no public or other trading market for the Shares, and there can be no assurance that VerseBooks, Inc. will be able to facilitate a private sale of your Shares or that any other market will develop. Thus, there can be no assurance that you will be able to liquidate your investment in case of an emergency or if you otherwise desire to do so. Investment in the Shares is of a long-term nature. Accordingly, purchasers of Shares will bear the economic risk of investment for an indefinite period of time.

(32) Our Shareholders' Agreement imposes significant restrictions on transfer of Shares.

Investors that purchase Shares in this Offering will be required to become bound by our Shareholders' Agreement. A copy of the Shareholders' Agreement is available upon request from the Company. The Shares may be transferred only if certain legal requirements as well as requirements imposed by our Shareholders' Agreement are satisfied and only with our consent. The Shareholders' Agreement imposes certain requirements and restrictions on the ability of a shareholder to sell or transfer the Shares. Among other requirements, in most circumstances, the shareholder must first offer the Shares to the Company and then the other shareholders before the shareholder may transfer the Shares to a third party. Certificates representing the Shares will also bear a legend indicating that the Shares are subject to the restrictions on transfer imposed by the Shareholders' Agreement

(33) Shares are subordinate equity interests.

The Shares purchased in this offering will constitute equity interests, which will be subordinate to all of our current and future indebtedness with respect to claims on our assets. In any liquidation, all of our debts and liabilities must be paid before any payment is made to the holders of our Shares.

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Does anyone want our service and will they pay enough for it? We will only succeed (and you will only make money) if there is sufficient demand for our services. Consumers must think our service is a better option than competitor products and priced at a level that allows the company to make a profit and still attract business.

The music industry is tough and constantly changing. Everybody working in the music industry is trying to figure out a way to make money because it has become really hard. The company has stiff competition and will only

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300.00**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100.00**

succeed (and you will only make money) if we prove to our customers that they figured out how to help them make money. There is no guarantee that this will happen in time for VerseBooks, Inc. to survive and turn a profit.

We are a technology company and subject to security and other risks. Technology is constantly developing and there is no guarantee that we will be able to keep our technology up-to-date. Any kind of computer technology is exposed to hacking and other cyber-security risks. We cannot be sure that we will have the resources and technology to prevent those risks from materializing and causing us damage or even shutting the company down.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

THE OFFERING

9.   What is the purpose of this offering?

To expand the VerseBooks platform globally and enhance our technology.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000.00**	**$1,070,000.00**
Less: Offering Expenses	$700.00	$74,900.00
Net Proceeds	**$9,300.00**	**$995,100.00**
Use of Net Proceeds		
Marketing	$3,000.00	$246,100.00
Working Capital	$0.00	$160,500.00
Professional Fees	$1,000.00	$74,900.00
ICO	$0.00	$64,200.00
Office Setup	$0.00	$53,500.00
Escrow Fees	$100.00	$10,700.00
Development	$5,200.00	$385,200.00
Total Use of Net Proceeds	**$9,300.00**	**$995,100.00**

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

  a. Type - Common Stock

  b. Terms - Common Stock Class B (Non-Voting)

14.   Do the securities offered have voting rights? ☐ Yes   ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights				Other Rights			
Preferred Stock (list each class in order of preference):										
Preferred Stock	10,000,000	0	Yes	☐	No	☑	Yes ☐		No	☐
							Specify:			
Common Stock:										
Class A	10,000,000	10,000,000	Yes	☑	No	☐	Yes ☐		No	☐
							Specify:			
Class B	10,000,000	0	Yes	☐	No	☑	Yes ☐		No	☐
							Specify:			

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

       None

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

       None

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

       The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

       This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.



The weights for the above mentioned valuation methods are: Scorecard (30%), Check-list (30%), Venture Capital (16%), DCF- Long Term Growth (12%), and DCF with Multiples (12%).
The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$11,300,001.**

The company has elected to go with a slightly more conservative valuation of $10,000,000.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

The Company has no material indebtedness at this time.

25. What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;

(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4)   any immediate family member of any of the foregoing persons.

No to all

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☐ Yes ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

VerseBooks, Inc. is a start up company with a completed platform in beta version. VerseBooks, Inc. does not have any debt outstanding. VerseBooks, Inc. has a business model focused on subscriber based model, advertising sale model, and blockchain based music services.

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

FINANCIAL STATEMENTS

VerseBooks, Inc.
As of the date of Inception, October 15, 2020
With Independent Accountant's Review Report

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

VERSEBOOKS, INC.

Financial Statements

As of the date of inception, October 15, 2020

Contents

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300.00**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100.00**

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
VerseBooks, Inc.
Toledo, Ohio

I have reviewed the accompanying financial statements of VerseBooks, Inc., which comprises the balance sheet as of October 15, 2020 (the date of inception), and the related statement of income, changes in stockholders' equity, and cash flow for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona S Hamza

Plano, Texas
October 29, 2020

2

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

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FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

VerseBooks, Inc.

Balance Sheet

	October 15, 2020
Assets	
Current assets:	
Cash and cash equivalents	$ -
Total current assets	
Property plant and equipment	-
VerseBooks platform *(note2)*	260,000
Intangible assets (note 3)	-
Security deposit	2,000
Total assets	$ 262,000
Liabilities and Stockholders' Equity	
Current liabilities:	
Trade payable	-
Credit card payable	-
Total current liabilities	
Long-term obligations	-
Total liabilities	-
Stockholders' equity:	
Common Stock, par value $0.001, authorized,	
issued and outstanding Shares – 10,000,000 *(note 4,5)*	10,000
Paid-in Capital	254,093
Retained deficit	(2,093)
Total Stockholders' equity	262,000
Total liabilities and stockholders' equity	$ 262,000

See Independent Accountant's Review Report.

4

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

VerseBooks, Inc.

Statement of Operations

	October 15, 2020
Revenue	$ -
Expenses:	
Marketing	75
Start-up costs	750
Rent	1,000
Telephone expenses	68
Website/server hosting	200
Total operating expenses	2,093
Net Loss	$ (2,093)

See Independent Accountant's Review Report.

5

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

VerseBooks, Inc.

Statements of Changes in Stockholders' Equity

	Common stock par value $.001	Paid-in Capital	Retained Deficit	Total
Balance at January 1, 2020	$ -	$ -	$ -	$ -
Plus: Stockholders' Contributions	10,000	254,093	-	264,093
Less: Net loss	-	-	(2,093)	(2,093)
Balance at October 15, 2020	$ 10,000	$254,093	$ (2,093)	$ 262,000

See Independent Accountant's Review Report.

6

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

VerseBooks, Inc.

Statement of Cash Flows

	October 15, 2020
Operating activities	
Net Loss	$ (2,093)
Increase (decrease) in security deposit	(2,000)
Net cash used by operating activities	(4,093)
Investing activities	
Versebooks platform	(10,000)
Net cash used in investing activities	(10,000)
Financing activities	
Proceeds from capital contribution	14,093
Net cash provided by financing activities	14,093
Net increase in cash and cash equivalents *(note 1)*	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -

Supplemental disclosures of cash flow information:

Cash paid for interest	-
Cash paid for income taxes	-

Non-Cash transaction disclosure:

VerseBooks platform was received in lieu of issuing 40% of the shares from a founding shareholder.

See Independent Accountant's Review Report.

7

FP: truCrowd

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

VerseBooks

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

VerseBooks, Inc.
Notes to Financial Statements
October 15, 2020

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

VerseBooks, Inc., is a development stage Nevada corporation. The financial statements of VerseBooks, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Toledo, Ohio.

The Company has developed a platform (an ecosystem) powered by blockchain technology where songwriters, producers, artists, musicians, audio engineers, industry execs can collaborate. Our proprietary software application enables the collaboration, creation, registration, licensing and distribution of musical content all in one platform from anywhere in the world.

Use of estimates:

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from three to seven years.

See Independent Accountant's Review Report.

8

FP: **truCrowd**

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

VerseBooks, Inc.
Notes to Financial Statements (continued)
October 15, 2020

Income Taxes

The Company files income tax returns in the U.S federal jurisdiction, Nevada state does not require income tax return. The Company's net operating loss carryforwards that may be used to offset future federal income has resulted in a tax benefit asset of $440 which is due to expire in 2040. Due to lack of history, the Company has decided to set up valuation allowance account until they can better estimate the realization date. All income tax returns filed by the Company are subject to examination by taxing authorities.

2. VerseBooks Platform

VerseBooks platform was developed in-house by Versebooks' founding shareholders and is transferred to the corporation for a 100% stock ownership. The company has decided to amortize the software over 10 years. The website beta is 100% completed which is currently at www.versebooks.com and the app is 50% completed for Android and iOS. The value assigned to App was based on quote of $500K by Blockchain App Factory.

3. Crypto currency

VerseBooks has successfully created 1,000,000,000 HipHop coin by deploying a smart contract on the Ethereum blockchain as an ERC-20 standard utility token. A utility token is a digital token of cryptocurrency (crypto) that is used in order to fund development of the cryptocurrency and that can be later used to purchase a good or service offered by the issuer (VerseBooks) of the cryptocurrency.

As of the date of this report, we are not aware of any jurisdiction in which digital (crypto) currency has status as legal tender backed by a government, central bank or legal entity. As such, digital currencies exist outside the recognition of established financial institutions.

As of the date of this report, use and acceptance of digital currencies as a method of payment is banned in some countries. However, there is an increasing volume of digital currency transactions, and, over 100,000 merchants world-wide accept digital currency, including Microsoft Corp., Dell Inc., and Overstock.com.

The SEC, the Financial Crimes Enforcement Network (FinCEN), and the IRS have all issued some form of regulation regarding virtual currencies in the last few years.

See Independent Accountant's Review Report.

9

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

VerseBooks, Inc.
Notes to Financial Statements (continued)
October 15, 2020

Under U.S. GAAP guidelines, the utility token form of crypto is an indefinite-lived intangible asset and therefore is tested for impairment. Since the company has not yet marketed these coins, accordingly they have not assigned any value to them.

4. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Class A Common Stock is entitled to one vote.

5. Commitments and Contingencies

Company has signed a lease agreement for a new facility, the commencement date for which is October 1, 2020. Term of the lease is 12 months, expiring October 1, 2021. Monthly rent is $1,000 per month of which there are 11 months remaining.

6. Subsequent Events

Management has evaluated subsequent events through October 29, 2020, the date on which the financial statements were available to be issued and determined that there have been no events that have occurred that would require adjustments to our disclosures in the reviewed financial statements.

Company is in the process of amending articles of incorporation to add Class B shares of non-voting common stock and preferred shares.

See Independent Accountant's Review Report.

10

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
   (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
       ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
   (iv) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
       ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   (i) at the time of the filing of this offering statement bars the person from:
       (A) association with an entity regulated by such commission, authority, agency or officer?
           ☐ Yes ☑ No
       (B) engaging in the business of securities, insurance or banking?
           ☐ Yes ☑ No
       (C) engaging in savings association or credit union activities?
           ☐ Yes ☑ No
   (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    (ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    (iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    (i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

    (1)   any other material information presented to investors; and

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: https://versebooks.com/

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
10.   Add § 240.12g-6 to read as follows:

§   240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300.00**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100.00**

periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

Exhibit A: SAMPLE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY TRUCROWD INC. (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

The Company:

VERSEBOOKS, INC.

6226 N. SUMMIT ST., SUITE B

TOLEDO, OH 43611

1. Subscription.
   a. The undersigned ("Subscriber") hereby irrevocably subscribes for and agrees to purchase **Common Stock Class B** (singular - the "Security" or plural - the "Securities"), of:

      VERSEBOOKS, INC., a **NEVADA C CORPORATION** (the "Company"),

      at a purchase price of **$1.00 per security** (the "Per Security Price"), upon the terms and conditions set forth herein. The rights of the Security are as set forth in **Articles of Incorporation** and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

   b. By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

   c. This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

   d. The aggregate number of Securities sold shall not exceed the Maximum Number of Units, as set in the Form C filed in relation to this offering with the SEC (the

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

"Oversubscription Offering"). The Company may accept subscriptions until the "Termination Date" as set in the Form C filed with the SEC in relation to this offering. Providing that subscriptions equaling or exceeding the "Minimum Offering" as set forth in the Form C filed with the SEC, the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

e. In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

(f) The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber, terms of this Subscription Agreement.

Purchase Procedure.

a. Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement along with payment for the aggregate purchase price of the Securities by cash, ACH electronic transfer or wire transfer to an account designated by the Company, or by any combination of such methods.

b. Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds, check or other means approved by the Company at least two days prior to the applicable Closing Date, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by the "Transfer Agent" designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date,

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

a. Organization and Standing. The Company is a **C-CORPORATION** duly formed, validly existing and in good standing under the laws of the State of **NEVADA**. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

b. Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

c. Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

d. Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

e. No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

f. <u>Capitalization</u>. The authorized and outstanding units securities of the Company immediately prior to the initial investment in the Securities is as set forth under "Securities being Offered" in the Offering Circular. Except as set forth in the Offering Circular, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), or agreements of any kind (oral or written) for the purchase or acquisition from the Company of any of its securities.

g. <u>Financial statements.</u> Complete copies of the Company's consolidated financial statements (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Circular. The Financial Statements are based on the books and records of the Company and fairly present in all material respects the consolidated financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. dbbmckennon, which has audited the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

h. <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

i. <u>Litigation</u>. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. <u>Representations and Warranties of Subscriber</u>. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

FP: ▲ truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

a. <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

b. <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

c. <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

d. <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:
    i.   To the Company;
    ii. To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
    iii. As part of an offering registered under the Securities Act with the SEC; or
    iv. To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

e. <u>Investment Limits</u>. Subscriber represents that either:
    i.   Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than(A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

ii. Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

f. Shareholder information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

g. Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

h. Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

i. Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

j. Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv)

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.   Proxy.

(a)   The Subscriber hereby appoints the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. The CEO is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b)   Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Subscriber's true and lawful proxy and attorney pursuant to this Section (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Subscriber pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Subscriber otherwise exist against the Proxy. The Subscriber shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Subscriber pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Subscriber the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Price). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Subscriber or otherwise. The Subscriber acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c)   A decision, act, consent or instruction of the Proxy constitutes a decision of the Subscriber and is final, binding and conclusive upon the Subscriber. The Company, shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Subscriber. The Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d)   The Subscriber hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any Securities held by the Subscriber into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued in this Offering.

6.   Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

7.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

8.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of **NEVADA**.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT. HOWEVER, NOTHING IN THIS PARAGRAPH SHALL BE CONSTRUED TO BE APPLICABLE TO ANY ACTION ARISING UNDER THE FEDERAL SECURITIES LAWS.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS,

FP: **truCrowd**

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300.00**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100.00**

RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT. BY AGREEING TO THIS PROVISION, EACH SUBSCRIBER WILL NOT BE DEEMED TO HAVE WAIVED THE COMPANY'S COMPLIANCE WITH U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

9.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

PHYSICAL: 6226 N. SUMMIT ST., SUITE B, TOLEDO, OHIO 43614

DIGITAL: INVESTORS@VERSEBOOKS.COM

Attn: INVESTOR RELATIONS DIVISION

If to a Subscriber:

to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10.   Miscellaneous.

a. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

b. This Subscription Agreement is not transferable or assignable by Subscriber.

c. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

FP: truCrowd

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

d. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

e. In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

f. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

g. This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

h. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

i. The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

j. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

k. If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

l. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

VerseBooks

VERSEBOOKS, INC.
6226 N. Summit St., Suite B Toledo,
Ohio 43611
(702) 328-6515

OFFERING STATEMENT

10,000 SHARES OF CLASS B COMMON STOCK AT $1 PER SHARE			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300.00
Maximum Amount	1,070,000	$1,070,000	$995,100.00

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase **the Security** of the Company. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The number of Common Stock Class B the undersigned hereby irrevocably subscribes for is: %%UNIT_COUNT%%

(b)   The aggregate purchase price (based on a purchase price of $1.00 per Security) the undersigned hereby irrevocably subscribes for is: %%AMOUNT%%

(c)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

Investor Signature:

%%INVESTOR_NAME%%

(print name of owner or joint owners)

%%INVESTOR_SIGNATURES%%

Company Signature:

This Subscription is accepted on %%EXECUTION_TIME_LEGAL%%

By: VERSEBOOKS, INC.

%%ISSUER_SIGNATURE%%